Exhibit 99.1

COLLIERS INTERNATIONAL GROUP INC.

Interim Consolidated Financial Statements

(unaudited)

Third Quarter | September 30, 2025

Accelerating success.

Colliers International Group Inc.

Consolidated Statements of Earnings

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months		Nine months
	ended September 30		ended September 30
	2025	2024	2025	2024
Revenues (note 19)	$1,463,098	$1,179,059	$3,951,917	$3,320,407
Cost of revenues (exclusive of depreciation and
amortization shown below)	888,461	712,044	2,375,015	2,005,351
Selling, general and administrative expenses	406,292	322,136	1,127,242	925,030
Depreciation	19,632	17,847	56,982	48,729
Amortization of intangible assets	44,773	38,226	132,511	107,697
Acquisition-related items (note 7)	(1,150)	(20,931)	24,290	(34,212)
Loss on disposal of operations (note 5)	406	-	406	-
Operating earnings	104,684	109,737	235,471	267,812

Interest expense, net	22,700	23,350	60,763	62,598
Equity earnings from non-consolidated investments	(2,134)	(4,008)	(9,186)	(5,240)
Other income	(136)	(113)	(3,205)	(464)
Earnings before income tax	84,254	90,508	187,099	210,918
Income tax expense (note 16)	19,120	21,131	49,076	55,478
Net earnings	65,134	69,377	138,023	155,440

Non-controlling interest share of earnings	14,526	14,929	36,493	35,074
Non-controlling interest redemption increment (note 13)	8,374	17,221	59,546	33,758

Net earnings attributable to Company	$42,234	$37,227	$41,984	$86,608

Net earnings per common share (note 14)
Basic	$0.83	$0.74	$0.83	$1.74
Diluted	$0.82	$0.73	$0.82	$1.73

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Statements of Comprehensive Earnings

(Unaudited)

(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2025	2024	2025	2024
Net earnings	$65,134	$69,377	$138,023	$155,440
Other comprehensive earnings (loss), net of tax:
Change in foreign currency translation	(3,761)	6,850	6,450	(873)
Reclassification of accumulated foreign currency translation
on disposal of operations	1,143	-	1,143	-
Unrealized loss on financial derivatives	(625)	(11,804)	(10,449)	(4,285)
Unrealized gain on available for sale securities	121	190	220	204
Pension liability adjustments	(100)	-	(29)	-
Total other comprehensive loss, net of tax	(3,222)	(4,764)	(2,665)	(4,954)
Comprehensive earnings	61,912	64,613	135,358	150,486
Less: Comprehensive earnings attributable to
non-controlling interests	25,125	23,644	71,304	66,943
Comprehensive earnings attributable to Company	$36,787	$40,969	$64,054	$83,543

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Balance Sheets

(Unaudited)

(in thousands of US dollars)

	September 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$212,451	$176,257
Restricted cash	45,658	41,724
Accounts receivable, net of allowance of $36,449 (December 31, 2024 - $34,865)	785,992	735,546
Contract assets (note 19)	183,860	134,402
Mortgage warehouse receivables (note 17)	186,881	77,559
Income tax recoverable	33,305	13,155
Prepaid expenses and other current assets (note 17)	363,152	309,962
Warehouse fund assets (note 6)	61,163	110,779
	1,872,462	1,599,384
Other receivables	12,828	11,602
Contract assets (note 19)	21,317	22,400
Other assets	203,183	186,297
Warehouse fund assets (note 6)	85,231	94,334
Fixed assets	239,060	227,311
Operating lease right-of-use assets	409,637	398,507
Deferred tax assets, net	91,304	79,258
Intangible assets (note 8)	1,241,543	1,183,586
Goodwill	2,629,069	2,297,938
	4,933,172	4,501,233
	$6,805,634	$6,100,617
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$506,915	$494,601
Accrued compensation	651,220	646,004
Income tax payable	17,495	15,297
Contract liabilities (note 19)	84,749	63,459
Long-term debt - current (note 9)	7,894	6,061
Contingent acquisition consideration - current (note 17)	3,322	30,683
Mortgage warehouse credit facilities (note 10)	177,456	72,642
Operating lease liabilities	101,355	92,950
Liabilities related to warehouse fund assets (note 6)	92,763	86,344
	1,643,169	1,508,041
Long-term debt (note 9)	1,832,604	1,502,414
Contingent acquisition consideration (note 17)	8,918	6,012
Operating lease liabilities	384,247	383,921
Other liabilities	134,627	129,467
Deferred tax liabilities, net	82,865	78,459
Liabilities related to warehouse fund assets (note 6)	-	14,103
	2,443,261	2,114,376
Redeemable non-controlling interests (note 13)	1,275,237	1,152,618
Shareholders' equity
Common shares	1,511,971	1,472,218
Contributed surplus	162,217	140,451
Deficit	(151,910)	(186,273)
Accumulated other comprehensive loss	(79,463)	(101,533)
Total Company shareholders' equity	1,442,815	1,324,863
Non-controlling interests	1,152	719
Total shareholders' equity	1,443,967	1,325,582
	$6,805,634	$6,100,617
Commitments and contingencies (note 18)

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Statements of Shareholders' Equity

(Unaudited)

(in thousands of US dollars, except share information)

Nine months ended September 30, 2025
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, December 31, 2024	50,610,676	$1,472,218	$140,451	$(186,273)	$(101,533)	$719	$1,325,582
Net earnings	-	-	-	138,023	-	-	138,023
Pension liability adjustment,
net of tax	-	-	-	-	(29)	-	(29)
Unrealized gain on investments	-	-	-	-	220	-	220
Foreign currency translation gain	-	-	-	-	6,450	-	6,450
Unrealized loss on financial
derivatives, net of tax	-	-	-	-	(10,449)	-	(10,449)
Other comprehensive earnings
attributable to NCI	-	-	-	-	24,735	39	24,774
NCI share of earnings	-	-	-	(36,493)	-	399	(36,094)
NCI redemption increment (note 13)	-	-	-	(59,546)	-	-	(59,546)
Distributions to NCI	-	-	-	-	-	(5)	(5)
Reclass to net earnings on disposal
of operations (note 5)	-	-	(403)	-	1,143	-	740
Subsidiaries’ equity transactions	-	-	8,488	-	-	-	8,488
Subordinate Voting Shares:
Stock option expense (note 15)	-	-	23,621	-	-	-	23,621
Stock options exercised (note 15)	330,645	39,753	(9,940)	-	-	-	29,813
Dividends	-	-	-	(7,621)	-	-	(7,621)
Balance, September 30, 2025	50,941,321	$1,511,971	$162,217	$(151,910)	$(79,463)	$1,152	$1,443,967

Three months ended September 30, 2025
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, June 30, 2025	50,804,401	$1,493,703	$159,542	$(194,144)	$(74,016)	$922	$1,386,007
Net earnings	-	-	-	65,134	-	-	65,134
Pension liability adjustment,
net of tax	-	-	-	-	(100)	-	(100)
Unrealized gain on investments	-	-	-	-	121	-	121
Foreign currency translation loss	-	-	-	-	(3,761)	-	(3,761)
Unrealized loss on financial
derivatives, net of tax	-	-	-	-	(625)	-	(625)
Other comprehensive losses
attributable to NCI	-	-	-	-	(2,225)	(93)	(2,318)
NCI share of earnings	-	-	-	(14,526)	-	328	(14,198)
NCI redemption increment (note 13)	-	-	-	(8,374)	-	-	(8,374)
Distributions to NCI	-	-	-	-	-	(5)	(5)
Reclass to net earnings on disposal
of operations (note 5)	-	-	(403)	-	1,143	-	740
Subordinate Voting Shares:
Stock option expense (note 15)	-	-	7,659	-	-	-	7,659
Stock options exercised (note 15)	136,920	18,268	(4,581)	-	-	-	13,687
Dividends	-	-	-	-	-	-	-
Balance, September 30, 2025	50,941,321	$1,511,971	$162,217	$(151,910)	$(79,463)	$1,152	$1,443,967

Colliers International Group Inc.

Consolidated Statements of Shareholders' Equity

(Unaudited)

(in thousands of US dollars, except share information)

Nine months ended September 30, 2024
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, December 31, 2023	47,549,376	$1,127,034	$123,394	$(332,866)	$(69,571)	$2,499	$850,490
Net earnings	-	-	-	155,440	-	-	155,440
Unrealized gain on investments	-	-	-	-	204	-	204
Foreign currency translation loss	-	-	-	-	(873)	-	(873)
Unrealized loss on financial
derivatives, net of tax	-	-	-	-	(4,285)	-	(4,285)
Other comprehensive earnings
attributable to NCI	-	-	-	-	1,889	78	1,967
NCI share of earnings	-	-	-	(35,074)	-	162	(34,912)
NCI redemption increment	-	-	-	(33,758)	-	-	(33,758)
Distributions to NCI	-	-	-	-	-	(49)	(49)
Subsidiaries’ equity transactions	-	-	(7,154)	-	-	(1,723)	(8,877)
Subordinate Voting Shares:
Stock option expense (note 15)	-	-	20,947	-	-	-	20,947
Stock options exercised	411,475	38,327	(8,441)	-	-	-	29,886
Dividends	-	-	-	(7,542)	-	-	(7,542)
Issuance of Subordinate
Voting Shares	2,479,500	286,924	-	-	-	-	286,924
Balance, September 30, 2024	50,440,351	$1,452,285	$128,746	$(253,800)	$(72,636)	$967	$1,255,562

Three months ended September 30, 2024
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, June 30, 2024	50,276,876	$1,436,285	$125,442	$(291,027)	$(76,378)	$938	$1,195,260
Net earnings	-	-	-	69,377	-	-	69,377
Unrealized gain on investments	-	-	-	-	190	-	190
Foreign currency translation gain	-	-	-	-	6,850	-	6,850
Unrealized loss on financial
derivatives, net of tax	-	-	-	-	(11,804)	-	(11,804)
Other comprehensive earnings
attributable to NCI	-	-	-	-	8,506	27	8,533
NCI share of earnings	-	-	-	(14,929)	-	37	(14,892)
NCI redemption increment	-	-	-	(17,221)	-	-	(17,221)
Distributions to NCI	-	-	-	-	-	(35)	(35)
Subordinate Voting Shares:
Stock option expense (note 15)	-	-	6,813	-	-	-	6,813
Stock options exercised	163,475	16,000	(3,509)	-	-	-	12,491
Balance, September 30, 2024	50,440,351	$1,452,285	$128,746	$(253,800)	$(72,636)	$967	$1,255,562

Colliers International Group Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2025	2024	2025	2024

Cash provided by (used in)
Operating activities
Net earnings	$65,134	$69,377	$138,023	$155,440
Items not affecting cash:
Depreciation and amortization	64,405	56,073	189,493	156,426
Loss on disposal of operations	406	-	406	-
Gains attributable to mortgage servicing rights	(12,272)	(6,151)	(26,766)	(11,178)
Gains attributable to the fair value of mortgage
premiums and origination fees	(8,723)	(3,601)	(19,968)	(9,224)
Deferred tax	(4,634)	(6,528)	(19,184)	(13,923)
Equity earnings from non-consolidated investments	(2,134)	(4,008)	(9,186)	(5,240)
Stock option expense (note 15)	18,257	6,813	34,062	20,947
Amortization of advisor loans	11,017	11,067	32,694	31,161
Contingent consideration (note 7)	(10,953)	(28,891)	(7,013)	(53,816)
Other	3,744	347	6,467	7,424
Increase in accounts receivable, prepaid expenses and other assets	(53,136)	(69,942)	(162,816)	(164,231)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(31,874)	41,027	(58,810)	38,125
Increase (decrease) in accrued compensation	68,559	38,569	(32,400)	(48,449)
Contingent acquisition consideration paid	896	(69)	(7,052)	(3,107)
Proceeds received on sale of mortgage loans	553,908	254,549	1,463,723	715,109
Principal funded on originated mortgage loans	(629,657)	(247,033)	(1,552,468)	(664,490)
Increase (decrease) in mortgage warehouse credit facilities	80,353	(3,925)	104,814	(39,836)
Sales to AR Facility, net (note 11)	64	(546)	(572)	(436)
Net cash provided by operating activities	113,360	107,128	73,447	110,702

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(168,741)	(454,638)	(228,444)	(472,410)
Purchases of fixed assets	(16,774)	(16,158)	(47,856)	(45,511)
Advisor loans issued	(20,151)	(11,665)	(60,664)	(51,560)
Purchases of warehouse fund assets	(40,068)	(15,676)	(161,802)	(273,019)
Proceeds from disposal of warehouse fund assets	17,612	-	80,526	76,438
Equity co-investment contributions, net (note 12)	(1,790)	(590)	(5,044)	(2,384)
Collections of AR facility deferred purchase price (note 11)	35,272	32,957	119,249	101,805
Other investing activities	(6,983)	(31,263)	(8,980)	(47,707)
Net cash used in investing activities	(201,623)	(497,033)	(313,015)	(714,348)

Financing activities
Increase in long-term debt	362,165	700,036	1,183,058	1,340,732
Repayment of long-term debt	(224,231)	(281,829)	(784,338)	(921,049)
Issuance of subordinate voting shares (note 14)	-	-	-	286,924
Purchases of non-controlling interests' subsidiary shares, net	(17,548)	(8,052)	(34,767)	(17,789)
Contingent acquisition consideration paid	-	(111)	(23,417)	(111)
Proceeds received on exercise of stock options	13,687	11,128	29,813	28,524
Dividends paid to common shareholders	(7,620)	(7,542)	(15,212)	(14,674)
Distributions paid to non-controlling interests	(15,770)	(17,475)	(61,243)	(66,302)
Other financing activities	-	(14)	(149)	(317)
Net cash provided by financing activities	110,683	396,141	293,745	635,938
Effect of exchange rate changes on cash, cash
equivalents and restricted cash	1,292	(1,663)	(14,049)	(6,109)

Colliers International Group Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2025	2024	2025	2024

Net change in cash, cash equivalents and restricted cash	23,712	4,573	40,128	26,183
Cash, cash equivalents and restricted cash, beginning of period	234,397	240,685	217,981	219,075
Cash, cash equivalents and restricted cash, end of period	$258,109	$245,258	$258,109	$245,258

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Notes to Consolidated Financial Statements

(unaudited)

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

Colliers International Group Inc. (“Colliers” or the “Company”) is a global diversified professional services and investment management company providing services to corporate and institutional clients in 34 countries around the world (70 countries including affiliates and franchisees). Operationally, Colliers is organized into three distinct segments: Real Estate Services, Engineering and Investment Management (“IM”).

2.	Summary of presentation

These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements. These Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted in Note 3. In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at September 30, 2025 and the results of operations and its cash flows for the three and nine months ended September 30, 2025 and 2024. All such adjustments are of a normal recurring nature. The results of operations for the nine months ended September 30, 2025, are not necessarily indicative of the results to be expected for the year ending December 31, 2025.

3.	Impact of recently issued accounting standards

Recently issued accounting guidance, not yet adopted

Improvements to Income Tax Disclosures

In December 2023, FASB issued ASU No. 2023-09 Improvements to Income Tax Disclosures. The amendments in this update encourage transparency in income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disclosures. The amendments are effective for annual periods beginning after December 15, 2024 with early adoption permitted. The Company is currently assessing the impacts of this ASU on its annual tax disclosures.

Reporting Comprehensive Income – Expense Disaggregation Disclosures

In November 2024, FASB issued ASU No. 2024-03 Expense Disaggregation Disclosures which requires disaggregated disclosure of income statement expenses. The ASU does not require changes to the expense captions an entity presents on the face of the income statement, rather, it requires disaggregation of certain expense captions within the footnotes to the financial statements. This ASU is effective for annual periods beginning after December 15, 2026 with early adoption permitted. The Company is currently assessing the impacts of this ASU on its disclosures.

Improvements to the Accounting for Internal-Use Software

In September 2025, FASB issued ASU No. 2025-06 Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this update accommodates changes to software development approaches by removing reference to development stages and requiring the capitalization of software costs when both i) management has authorized and committed funding a software project, and ii) when it is probable that the project will be completed and used to perform the function intended. The improvements will provide for greater consistency in capitalization of development costs as they relate to internal-use software. The amendments are effective for annual periods beginning after December 15, 2027, with early adoption permitted at the beginning of an annual reporting period. The Company is currently assessing the impacts of this ASU on its financial statements.

4.	Acquisitions

During the nine months ended September 30, 2025, the Company acquired controlling interests in ten businesses, three in Real Estate Services, six in Engineering and one in Investment Management.

Real Estate Services

In June 2025, the Company acquired Triovest Inc., a provider of asset management, property management and advisory services in Canada.

In July 2025, the Company acquired a controlling interest in Astris Infrastructure, LLC, a global investment banking firm specializing in infrastructure and energy transition.

In September 2025, the Company acquired Greystone Sales Group, LLC, an multifamily investment sales firm in the United States.

Engineering

In March 2025, the Company acquired a controlling interest in Ethos Urban Pty Ltd., an engineering firm in Australia.

In May 2025, the Company acquired three engineering and design firms, Terra Consulting in the United States and Higher Ground Consulting and Herold Engineering in Canada.

In July 2025, the Company acquired Cambium Inc., an engineering firm in Canada.

In September 2025, the Company acquired LRL Associates Ltd., an engineering firm in Canada.

Investment Management

In July 2025, the Company acquired a controlling interest in RoundShield Partners LLP, an investment management firm in the United Kingdom.

As of September 30, 2025, the Company has not completed its analysis to assign fair values to all identifiable tangible and intangible assets acquired in 2025 and, therefore, the purchase price allocations for the acquired businesses are provisional and subject to change within the respective measurement period which will not extend beyond one year from the acquisition date.

	RoundShield Partners LLP	Other	Aggregate Acquisitions

Assets
Current assets, excluding cash	5,587	29,944	35,531
Non-current assets	3,099	25,016	28,115
Liabilities
Current liabilities	15,155	47,433	62,588
Non-current liabilities	1,205	8,856	10,061
	$(7,674)	$(1,329)	$(9,003)

Cash consideration, net of cash acquired of $42,258	$141,499	$86,945	$228,444
Acquisition date fair value of deferred consideration	-	19,654	19,654
Acquisition date fair value of contingent consideration	-	3,335	3,335
Total purchase consideration	$141,499	$109,934	$251,433

Acquired intangible assets (note 8)
Finite life	$66,585	$80,180	$146,765
Deferred tax on intangible assets	$-	$17,768	$17,768
Goodwill	$185,274	$78,519	$263,793
Redeemable non-controlling interest (note 13)	$102,686	$29,668	$132,354

During the nine months ended September 30, 2025, the Company made no significant adjustments to the provisional fair values allocated to acquired assets and liabilities for acquisitions completed in 2024.

The purchase price allocation of acquisitions result in the recognition of goodwill. The primary factors contributing to goodwill acquired in the nine months ended September 30, 2025 are assembled workforces, synergies with existing operations and future growth prospects. Specifically, the synergies in the Company’s acquisitions primarily relate to diversifying the Company’s client base and service offerings, cross-sell opportunities, increasing market share, and geographic expansion. Future growth prospects in the acquired businesses are consistent with long-term growth trends in the commercial real estate services and engineering businesses. For acquisitions completed during the nine months ended September 30, 2025, goodwill in the amount of $2,197 is deductible for income tax purposes.

2024 acquisitions

During the nine months ended September 30, 2024, the Company acquired a controlling interest in three businesses, one in Real Estate Services and two in Engineering. The acquisition date fair value of consideration transferred consisted of $472,410 in cash (net of cash acquired of $26,930).

Deferred acquisition consideration

Deferred acquisition consideration refers to a portion of the purchase price where payment is a fixed amount determined at the acquisition date but where payment is deferred until a future date ranging from one to ten years following the dates of the acquisition. The present value of the deferred consideration recorded on the balance sheet as at September 30, 2025, was $25,119 (December 31, 2024 - $3,788).

Contingent acquisition consideration

The Company typically structures its business acquisitions to include deferred consideration which is typically subject to contingencies. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2025, was $12,240 (December 31, 2024 - $36,695). See note 17 for discussion on the fair value of contingent consideration. Contingent consideration where the seller is required to remain employed to be entitled to payment is considered to have a compensatory element and is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at September 30, 2025, was $36,996 (December 31, 2024 - $44,280). The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation is determined based on the likelihood of achieving specified earnings levels over the contingency period, and ranges from an estimated $100,064 to $311,044 relative to a maximum contractual amount of $410,997. These contingencies will expire during the period extending to August 2030.

5.	Business disposals

In July 2025, the Company sold its operations in Brazil. The purchaser concurrently entered into an agreement to use the Colliers brand in Brazil going forward. The proceeds received from the sale transaction were de minimis and during the quarter ended September 30, 2025, the Company recognized a loss on disposal of $406. The Company also recognized a tax benefit associated with the disposal of $2,108 for a net gain after tax of $1,702.

6.	Warehouse fund assets

During the nine months ended September 30, 2025, the Company acquired real estate assets in the US which were subsequently been divested in the year to a newly established fund. In addition, the Company divested two real estate asset portfolios in Europe and one real estate asset portfolio in the US which were held at December 31, 2024. There was no significant impact on net earnings related to warehouse fund assets in the three and nine months ended September 30, 2025, or 2024.

The following table summarizes the warehouse fund assets:

	September 30,	December 31,
	2025	2024
Warehouse fund assets
Warehouse fund assets	$61,163	$110,779
Warehouse fund assets - non-current	$85,231	$94,334
Total warehouse fund assets	$146,394	$205,113
Liabilities related to warehouse fund assets
Liabilities related to warehouse fund assets	$92,763	$86,344
Liabilities related to warehouse fund assets - non-current	$-	$14,103
Total liabilities related to warehouse fund assets	$92,763	$100,447
Net warehouse fund assets	$53,631	$104,666

7.	Acquisition-related items

	Three months ended		Nine months ended
	September 30		September 30
	2025	2024	2025	2024
Transaction costs	$9,803	$7,959	$31,303	$19,604
Contingent consideration fair value adjustments (note 17)	(683)	(5,565)	(564)	(11,629)
Contingent consideration compensation
recoveries (note 4)	(10,270)	(23,325)	(6,449)	(42,187)
	$(1,150)	$(20,931)	$24,290	$(34,212)

8.	Intangible assets

The following table summarizes the gross carrying value, accumulated amortization and net carrying value of the Company’s indefinite life and finite life intangible assets:

	Gross
	carrying	Accumulated
September 30, 2025	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$-	$29,200
Trademarks and trade names	23,589	-	23,589
	$52,789	$-	$52,789
Finite life intangible assets:
Customer lists and relationships	$975,175	$318,668	$656,507
Investment management contracts	599,982	204,946	395,036
Mortgage servicing rights ("MSRs")	228,803	116,311	112,492
Trademarks and trade names	28,996	11,714	17,282
Management contracts and other	15,596	11,111	4,485
Backlog	30,372	27,420	2,952
	$1,878,924	$690,170	$1,188,754
	$1,931,713	$690,170	$1,241,543

	Gross
	carrying	Accumulated
December 31, 2024	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$-	$29,200
Trademarks and trade names	23,140	-	23,140
	$52,340	$-	$52,340
Finite life intangible assets:
Customer lists and relationships	$882,336	$255,651	$626,685
Investment management contracts	525,661	167,806	357,855
Mortgage servicing rights ("MSRs")	207,990	101,562	106,428
Trademarks and trade names	28,947	8,898	20,049
Management contracts and other	15,210	9,201	6,009
Backlog	26,665	12,445	14,220
	$1,686,809	$555,563	$1,131,246
	$1,739,149	$555,563	$1,183,586

The MSR assets are evaluated quarterly for impairment by stratifying the servicing portfolio according to predominant risk characteristics, primarily investor type and interest rate. An impairment is recorded if the carrying value of an individual stratum exceeds its estimated fair value. There was no impairment recorded for the nine months ended September 30, 2025, or 2024.

The following table summarizes activity related to the Company’s mortgage servicing rights for the nine months ended September 30, 2025:

2025
Balance, January 1	$106,428
Additions, following the sale of loan	20,814
Amortization	(13,006)
Prepayments and write-offs	(1,744)
Balance, September 30	$112,492

The following is the estimated future expense for amortization of the finite life intangible assets for each of the next five years and thereafter:

For the year ended December 31,	MSRs	Other Intangibles	Total
2025 (remaining three months)	$5,165	$43,892	$49,057
2026	18,958	148,480	167,438
2027	17,080	140,092	157,172
2028	14,922	132,586	147,508
2029	12,990	128,048	141,038
Thereafter	43,377	483,164	526,541
	$112,492	$1,076,262	$1,188,754

9.	Long-term debt

On November 29, 2024 the Company amended and extended the multi-currency, sustainability-linked senior unsecured revolving credit facility (the “Revolving Credit Facility”). The Company increased the Revolving Credit Facility from $1,750,000 to $2,250,000 and extended for a 5-year term maturing November 29, 2029. The Revolving Credit Facility bears interest at an applicable margin of 1.125% to 2.5% over floating reference rates, depending on financial leverage ratios. The applicable margin may be adjusted, annually, plus or minus 0.05% subject to achieving certain sustainability metrics. For the nine months ended September 30, 2025, the weighted average interest rate on borrowings under the Revolving Credit Facility was 5.8% (2024 – 6.8%). The Revolving Credit Facility had $953,191 of available undrawn credit as at September 30, 2025 ($1,235,898 as at December 31, 2024). As at September 30, 2025, letters of credit in the amount of $17,561 were outstanding against the Revolving Credit Facility ($18,582 as at December 31, 2024). The Revolving Credit Facility requires a commitment fee of 0.11% to 0.35% of the unused portion, depending on financial leverage ratios.

The Company has outstanding senior unsecured notes with a carrying value of $541,936. A summary of the unsecured senior notes is provided in the table below:

		Maturity		Interest
	Term	Date	Carrying Value	Rate
Senior Notes due 2028 - €210,000	10-year	May 30, 2028	$246,032	2.23%
Senior Notes due 2031 - €125,000	10-year	October 7, 2031	146,394	1.52%
Senior Notes due 2031 - $150,000	10-year	October 7, 2031	149,510	3.02%
			$541,936

The Senior Notes due 2028 and the Senior Notes due 2031 are each held by a group of institutional investors.

The Revolving Credit Facility, Senior Notes due 2028, and Senior Notes due 2031 rank equally in terms of seniority and have similar financial covenants, including leverage and interest coverage. The Company was in compliance with all covenants as of September 30, 2025. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.	Mortgage warehouse credit facilities

The following table summarizes the Company’s mortgage warehouse credit facilities:

		September 30, 2025		December 31, 2024
	Current	Maximum	Carrying	Maximum	Carrying
	Maturity	Capacity	Value	Capacity	Value
Facility A - SOFR plus 1.40%	October 16, 2025	$275,000	$114,665	$275,000	$72,642
Facility B - SOFR plus 1.45% [1]	On demand	225,000	-	125,000	-
Facility C - SOFR plus 1.45%	September 17, 2026	500,000	62,791	-	-
		$1,000,000	$177,456	$400,000	$72,642

(1) SOFR in Facility B has a floor of 0.25%

Colliers Mortgage LLC (“Colliers Mortgage”) has warehouse credit facilities which are used exclusively for the purpose of funding warehouse mortgages receivable. The mortgage warehouse credit facilities are recourse only to Colliers Mortgage, are revolving and are secured by warehouse mortgages financed on the facilities.

On September 18, 2025, the Company entered into an additional financing agreement for Facility C with a borrowing capacity of $500,000, with maturity date on September 17, 2026.

On October 16, 2025, the Company amended the financing agreement for Facility A to extend the maturity date to October 15, 2026.

11.	AR Facility

In 2019, the Company entered into a structured accounts receivable facility (the “AR Facility”). Under the AR Facility, certain of the Company's subsidiaries continuously sell trade accounts receivable and contract assets (the “Receivables”) to wholly owned special purpose entities at fair market value. The special purpose entities in turn sell the Receivables to third-party financial institutions (the “Purchasers”).

On June 27, 2025, the Company renewed its AR Facility with two Purchasers, with a term extending to June 26, 2026 and a capacity of $200,000. As of September 30, 2025, the Company’s draw under the AR Facility was $199,982.

All transactions under the AR Facility are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Following the sale of the Receivables to the Purchasers, the Receivables are legally isolated from the Company and its wholly owned special purpose entities. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The Company continues to service, administer and collect the Receivables on behalf of the Purchasers, and recognizes a servicing liability in accordance with ASC 860. The Company has elected the amortization method for subsequent measurement of the servicing liability, which is assessed for changes in the obligation at each reporting date. As of September 30, 2025, the servicing liability was nil.

Under the AR Facility, the Company receives a cash payment and a deferred purchase price (“Deferred Purchase Price” or “DPP”) for sold Receivables. The DPP is paid to the Company in cash on behalf of the Purchasers as the Receivables are collected; however, due to the revolving nature of the AR Facility, cash collected from the Company's customers is reinvested by the Purchasers monthly in new Receivable purchases under the AR Facility. As at September 30, 2025, the DPP was $124,152 (December 31, 2024 - $126,082) and was included in Prepaid expenses and other current assets on the Consolidated Balance Sheets. For the nine months ended September 30, 2025, Receivables sold under the AR Facility were $1,355,563 and cash collections from customers on Receivables sold were $1,360,552, all of which were reinvested in new Receivables purchases and are included in cash flows from operating activities in the consolidated statement of cash flows. As of September 30, 2025, the outstanding principal on trade accounts receivable, net of expected credit losses, sold under the AR Facility was $234,834; and the outstanding principal on contract assets, current and non-current, sold under the AR Facility was $124,022. See note 17 for fair value information on the DPP.

For the nine months ended September 30, 2025, the Company recognized a loss related to Receivables sold of $14 (2024 - $244) that was recorded in other income in the consolidated statement of earnings. The fair value of the Receivables sold subsequent to the initial sale approximates carrying value.

The non-cash investing activities associated with the DPP for the nine months ended September 30, 2025, were $116,616.

12.	Variable interest entities

The Company holds variable interests in certain Variable Interest Entities (“VIE”) in its Investment Management segment which are not consolidated as it was determined that the Company is not the primary beneficiary. The Company’s involvement with these entities is in the form of advisory fee arrangements and equity co-investments (typically 1%-2%). Equity co-investments are included in Other non-current assets on the consolidated balance sheets.

The following table provides the maximum exposure to loss related to these non-consolidated VIEs:

	September 30,	December 31,
	2025	2024
Non-consolidated investments	$55,183	$47,881
Co-investment commitments	26,578	31,893
Maximum exposure to loss	$81,761	$79,774

13.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2025
Balance, January 1	$1,152,618
RNCI share of earnings	36,094
RNCI redemption increment	59,546
Distributions paid to RNCI	(62,885)
Purchase of interests from RNCI	(56,746)
Sale of interests to RNCI	7,798
RNCI recognized on business acquisitions	138,812
Balance, September 30	$1,275,237

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the RNCI at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of September 30, 2025, was $1,084,247 (December 31, 2024 - $958,558). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at September 30, 2025, approximately 6,600,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

14.	Net earnings per common share

Stock options were dilutive for the three and nine months ended September 30, 2025 and 2024.

The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
	September 30		September 30
(in thousands)	2025	2024	2025	2024
Net earnings (loss) attributable to Company	$42,234	$37,227	$41,984	$86,608

Weighted average common shares - Basic	50,854	50,320	50,713	49,692
Exercise of stock options	550	477	285	362
Weighted average common shares - Diluted	51,404	50,797	50,998	50,054

On February 28, 2024, the Company issued 2,479,500 Subordinate Voting Shares for gross proceeds of $300,019. The total proceeds, net of commissions and fees, were recorded in common shares. The net proceeds were used to repay balances outstanding on the Revolving Credit Facility.

15.	Stock-based compensation

Company Stock Option Plan

The Company has a stock option plan for certain officers, key full-time employees and directors of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at September 30, 2025, there were 981,325 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

Stock option activity for the nine months ended September 30, 2025 was as follows:

			Weighted average
		Weighted	remaining	Aggregate
	Number of	average	contractual life	intrinsic
	options	exercise price	(years)	value
Shares issuable under options -
December 31, 2024	3,311,800	$116.37
Granted	1,250	135.28
Exercised	(330,645)	90.17
Forfeited	(31,625)	124.14
Shares issuable under options -
September 30, 2025	2,950,780	$119.24	2.6	$109,104
Options exercisable - September 30, 2025	1,167,589	$114.39	1.9	$48,824

The amount of compensation expense recorded in the statement of earnings for the three and nine months ended September 30, 2025 was $7,659 and $23,621 (2024 - $6,813 and $20,947). As of September 30, 2025, there was $35,972 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the nine months ended September 30, 2025, the fair value of options vested was $1,234 (2024 - $1,535).

Performance Stock Unit (“PSU”) Plan

On October 1, 2024, Colliers extended the existing management service agreement with its Chairman and Chief Executive Officer, Jay S. Hennick, to January 1, 2029. In connection with this extension, a performance-based long-term incentive plan was created. Under this arrangement, Mr. Hennick was granted a total of 428,174 cash-settled PSUs that are subject to the satisfaction of certain performance-based vesting conditions during the period ending January 1, 2029. To the extent incentives are earned, the Company will be obligated to make a one-time cash payment equal to the number of vested PSUs multiplied by the twenty-day volume-weighted average trading price of the Subordinate Voting Shares at such time. The performance units cannot be share settled and do not give Mr. Hennick any rights as a shareholder.

The amount of stock-based compensation expense related to the PSUs recorded in the statement of earnings for the three and nine months ended September 30, 2025 was $10,598 and $10,441.

As at September 30, 2025, the estimated fair value of the PSUs is $48,633 and there is approximately $24,755 of total estimated unrecognized compensation expense related to the arrangement which are expected to be expensed over the next four years. As at September 30, 2025, the performance vesting criteria related to 107,043 PSUs has been satisfied. The PSU plan is a liability classified stock-based compensation plan and as at September 30, 2025, $23,878 is reported in Other liabilities on the Company’s consolidated balance sheets.

16.	Income tax

Income tax expense for the nine months ended September 30, 2025, reflected an effective tax rate of 26.2% (2024 - 26.3%). The tax rates of both the current period and prior period were impacted by valuation allowances on losses incurred by certain subsidiaries and permanent non-deductible expenses.

17.	Financial instruments

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2025:

	Level 1	Level 2	Level 3
Assets
Equity securities	$16,185	$-	$-
Debt securities	20,606	26,920	-
Mortgage derivative assets	-	-	8,396
Mortgage warehouse receivables	-	186,881	-
Interest rate swap assets	-	1,480	-
Deferred Purchase Price on AR Facility	-	-	124,152
Total assets	$36,791	$215,281	$132,548

Liabilities
Interest rate swap liabilities	$-	$4,477	$-
Contingent consideration liabilities	-	-	12,240
Total liabilities	$-	$4,477	$12,240

Equity securities, debt securities, mortgage derivative assets, interest rate swap assets and the deferred purchase price on the AR Facility were included in prepaid expenses and other current assets on the consolidated balance sheets. Other than the assets and liabilities acquired in relation to business combinations (see note 4), there were no significant non-recurring fair value measurements recorded during the nine months ended September 30, 2025.

Debt and equity securities

The Company records debt and equity securities at fair value on the consolidated balance sheets. These financial instruments are valued based on observable market data that may include quoted market prices, dealer quotes, market spreads, cash flows, the US Treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instruments’ terms and conditions and are classified as Level 2 of the fair value hierarchy.

Investments in equity securities where quoted prices are readily available are classified as Level 1 in the fair value hierarchy. The Company increases or decreases its investment each reporting period by the change in the fair value of the investment reported in net earnings on the consolidated statements of earnings.

Mortgage-related derivatives

Interest rate lock commitments and forward sale commitments are derivative instruments which use a discounted cash flow model and consider observable market data in determining their fair values, particularly changes in interest rates. In the case of interest rate lock commitments, the fair value measurement also considers the expected net cash flows associated with the servicing of the loans. The Company also considers the impact of unobservable inputs related to counterparty non-performance risk when measuring the fair value of these derivatives. Therefore, these mortgage-related derivatives are categorized as Level 3. The mortgage-related derivative assets and liabilities are included in Prepaid expenses and other current assets and Accounts payable and accrued expenses, respectively, on the consolidated balance sheets.

Given the credit quality of the Company’s counterparties, the short duration of interest rate lock commitments and forward sale commitments and the Company’s historical experience, management does not believe the risk of non-performance is significant. An increase in counterparty non-performance risk assumptions would result in a lower fair value measurement.

Changes in the fair value of the net mortgage derivative assets and liabilities comprise the following:

2025
Balance, January 1	$3,329
Settlements	(29,402)
Realized gains recorded in earnings	26,073
Unrealized gains recorded in earnings	8,396
Balance, September 30	$8,396

Mortgage warehouse receivables

Mortgage warehouse receivables represent mortgage loans originated by the Company with commitments to sell to third party investors. Principal funded on mortgage loans plus gains attributable to the fair value of mortgage premiums and origination fees increase mortgage warehouse receivables and proceeds received from the sale of mortgage loans to third party investors reduce mortgage warehouse receivables. All warehouse facility liabilities are supported by mortgage warehouse receivables which are under commitment to be purchased by a qualifying investor. These assets are classified as Level 2 in the fair value hierarchy as a substantial majority of the inputs are readily observable.

AR Facility deferred purchase price (“DPP”)

The Company recorded a DPP under its AR Facility. The DPP represents the difference between the fair value of the Receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is remeasured each reporting period in order to account for activity during the period, including the seller’s interest in any newly transferred Receivables, collections on previously transferred Receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying Receivables are short-term and of high credit quality. The DPP is valued using Level 3 inputs, primarily discounted cash flows, with the significant inputs being discount rates ranging from 5.0% to 7.0% depending upon the aging of the Receivables. See note 11 for information on the AR Facility.

Changes in the fair value of the DPP comprises the following:

2025
Balance, January 1	$126,082
Additions to DPP	116,616
Collections on DPP	(119,249)
Fair value adjustment	(14)
Foreign exchange and other	717
Balance, September 30	$124,152

Financial derivatives

The Company has entered into interest rate swap agreements (“IRS”) to convert floating interest on US dollar denominated debt to fixed interest rates. The interest rate swaps are measured at fair value and are included in Other assets on the consolidated balance sheets. The table below summarizes the details of the interest rate swaps in place as at September 30, 2025.

	Effective	Maturity	Notional Amount	Interest rates
	Date	Date	of US dollar debt	Floating	Fixed
2022 IRS A	July 15, 2022	May 27, 2027	$150,000	SOFR	2.802%
2022 IRS B	December 21, 2022	May 27, 2027	$250,000	SOFR	3.592%
2023 IRS A	April 28, 2023	May 27, 2027	$100,000	SOFR	3.725%
2023 IRS B	December 5, 2023	May 27, 2027	$100,000	SOFR	4.000%
2025 IRS A	May 27, 2027	November 29, 2029	$200,000	SOFR	3.434%
2025 IRS B	May 27, 2027	November 29, 2029	$200,000	SOFR	3.446%
2025 IRS C	May 27, 2027	November 29, 2029	$200,000	SOFR	3.480%

All interest rate swaps list in the table above (collectively the “Designated IRSs”) are being accounted for as cash flow hedges and are measured at fair value on the consolidated balance sheets. Gains or losses on the Designated IRSs, which are determined to be effective as hedges, are reported in accumulated other comprehensive income (“AOCI”). As at September 30, 2025, unrealized loss of $3,298 (December 31, 2024 – Unrealized gain of $7,455) on the Designated IRSs were included in AOCI.

Contingent acquisition consideration

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 3.5% to 10.3%, with a weighted average of 9.8%). The wide range of discount rates is attributable to the level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $500. See note 4 for discussion on contingent acquisition consideration.

Changes in the fair value of the contingent consideration liability comprises the following:

2025
Balance, January 1	$36,695
Amounts recognized on acquisitions	3,335
Fair value adjustments (note 7)	(564)
Resolved and settled in cash	(29,485)
Foreign exchange	2,259
Balance, September 30	$12,240

Less: current portion	$3,322
Non-current portion	$8,918

The carrying amounts for cash, restricted cash, accounts receivable, accounts payable, advisor loans, other receivables and accrued liabilities approximate their estimated fair values due to the short-term nature of these instruments, unless otherwise indicated. The carrying value of the Company’s Revolving Credit Facility and other short-term borrowings approximate their estimated fair value due to their short-term nature and variable interest rate terms.

The carrying amount and the estimated fair value of Senior Notes is presented in the table below. Interest rate yield curves, interest rate indices and market prices (Level 2 inputs within the fair value hierarchy) are used in determining the fair value of the Senior Notes.

	September 30, 2025		December 31, 2024
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Senior Notes	$541,936	$502,363	$495,519	$437,774

18.	Commitments and Contingencies

Claims and Litigation

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts accrued, will not have a material impact on the Company’s financial condition or the results of operations.

Contingencies associated with US government sponsored enterprises

Colliers Mortgage is a lender in the Fannie Mae Delegated Underwriting and Servicing (“DUS”) Program. Commitments for the origination and subsequent sale and delivery of loans to Fannie Mae represent those mortgage loan transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to Fannie Mae. As discussed in note 17, the Company accounts for these commitments as derivatives recorded at fair value.

Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the DUS Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of September 30, 2025, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $6,679,000. (December 31, 2024 - $5,584,000). As at September 30, 2025, the loss reserve was $10,073 (December 31, 2024 - $13,556) and was included within Other liabilities on the consolidated balance sheets.

Pursuant to its licenses with Fannie Mae, Ginnie Mae and the US Department of Housing and Urban Development, Colliers Mortgage is required to maintain certain standards for capital adequacy which include minimum net worth and liquidity requirements. If it is determined at any time that Colliers Mortgage fails to maintain appropriate capital adequacy, the licensor reserves the right to terminate its servicing authority for all or some of the portfolio. As at September 30, 2025, Colliers Mortgage was in compliance with all such requirements.

19.	Revenue

Disaggregated revenue

Colliers has disaggregated its revenue from contract with customers by type of service and reporting segment as presented in the following table. Engineering revenue includes engineering, design and project management activities.

	Real Estate		Investment
	Services	Engineering	Management	Corporate	Consolidated

Three months ended September 30,
2025
Leasing	$305,008	$-	$-	$-	$305,008
Capital Markets	227,975	-	-	-	227,975
Property management	139,140	-	-	-	139,140
Valuation and advisory	127,098	-	-	-	127,098
Engineering	-	488,062	-	-	488,062
IM - Advisory and other	-	-	126,638	-	126,638
IM - Performance fees	-	-	9,650	-	9,650
Other	39,344	-	-	183	39,527
Total Revenue	$838,565	$488,062	$136,288	$183	$1,463,098

2024
Leasing	$266,282	$-	$-	$-	$266,282
Capital Markets	188,196	-	-	-	188,196
Property management	132,452	-	-	-	132,452
Valuation and advisory	112,364	-	-	-	112,364
Engineering	-	316,624	-	-	316,624
IM - Advisory and other	-	-	119,622	-	119,622
IM - Performance fees	-	-	7,783	-	7,783
Other	35,638	-	-	98	35,736
Total Revenue	$734,932	$316,624	$127,405	$98	$1,179,059

Nine months ended September 30,
2025
Leasing	$805,495	$-	$-	$-	$805,495
Capital Markets	590,699	-	-	-	590,699
Property management	403,295	-	-	-	403,295
Valuation and advisory	355,297	-	-	-	355,297
Engineering	-	1,301,913	-	-	1,301,913
IM - Advisory and other	-	-	363,529	-	363,529
IM - Performance fees	-	-	25,095	-	25,095
Other	106,140	-	-	454	106,594
Total Revenue	$2,260,926	$1,301,913	$388,624	$454	$3,951,917

2024
Leasing	$798,119	$-	$-	$-	$798,119
Capital Markets	509,594	-	-	-	509,594
Property management	399,409	-	-	-	399,409
Valuation and advisory	317,751	-	-	-	317,751
Engineering	-	816,023	-	-	816,023
IM - Advisory and other	-	-	365,194	-	365,194
IM - Performance fees	-	-	10,783	-	10,783
Other	103,209	-	-	325	103,534
Total Revenue	$2,128,082	$816,023	$375,977	$325	$3,320,407

Revenue associated with the Company’s debt finance and loan servicing operations are outside the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”). During the three and nine months ended September 30, 2025 - $20,405 and $47,871 of Capital Markets revenue (2024 - $10,360 and $23,457) and $12,699 and $35,303 of Other Revenue (2024 - $12,237 and $36,051) respectively, was excluded from the scope of ASC 606. Substantially all of these revenues were included within the Real Estate Services segment.

Contract balances

As at September 30, 2025, the Company had contract assets totaling $205,177 of which $183,860 was current ($156,802 as at December 31, 2024 - of which $134,402 was current). During the nine months ended September 30, 2025, approximately 88% of the current contract assets were moved to accounts receivable or sold under the AR Facility (Note 11).

As at September 30, 2025, the Company had contract liabilities (all current) totaling $84,749 ($63,459 as at December 31, 2024). $2,491 and $51,098 of the contract liability balance at the beginning of the year was recognized to revenue in the three and nine months ended September 30, 2025, respectively (2024 - $1,483 and $43,193).

Certain constrained revenues may arise from services that began in a prior reporting period. Consequently, a portion of the revenue the Company recognizes in the current period may be partially related to the services performed in prior periods. Typically, less than 5% of Leasing and Capital Markets revenue recognized in a prior period had previously been constrained and substantially all investment management incentive fees recognized in the year were previously constrained.

20.	Segmented information

REPORTING SEGMENTS

Colliers has identified three reportable operating segments: Real Estate Services, Engineering and Investment Management. Corporate represents unallocated costs of global administrative functions and the corporate head office. The groupings are based on the manner in which the segments are managed.

The Chief Operating Decision Maker (“CODM”) of the Company uses Adjusted EBITDA to compare each segments current performance against prior periods and previous forecasts which can then be used to guide strategy and make decisions about the allocation of resources. The Chief Executive Officer is determined to be the Company’s CODM.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of MSRs; (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring, optimization and integration costs and (ix) stock-based compensation expense.

Indirect operating costs includes the non-direct selling, general and administration expenses of the Company excluding stock-based compensation and restructuring, optimization and integration costs. It also includes an adjustment to remove the impact of gains attributable to MSRs.

The CODM is not provided with total asset information by segment and does not consider total assets in determining the performance of the segments nor in determining resource allocation. Therefore, total asset by segment is not disclosed.

	Real Estate		Investment
	Services	Engineering	Management	Total
Three months ended September 30, 2025
Revenues	$838,565	$488,062	$136,288	$1,462,915
Cost of revenue	543,605	286,122	58,726	888,453
Indirect operating costs	207,385	148,359	25,644	381,388
Equity earnings from non-consolidated investments	468	-	1,666	2,134
Adjusted EBITDA	88,043	53,581	53,584	$195,208
Corporate
Revenue				183
Cost of revenue				8
Indirect operating costs				4,268
Unallocated Adjusted EBITDA				(4,093)
Deduct:
Depreciation and amortization				64,405
Acquisition related costs				(1,150)
Loss on disposal of operations				406
Stock based compensation				18,257
Restructuring, optimization and integration				14,651
Equity earnings from non-consolidated investments				2,134
Gains attributable to MSRs				(12,272)
Consolidated operating earnings				$104,684
Interest expense, net				22,700
Equity earnings from non-consolidated investments				(2,134)
Other income				(136)
Consolidated earnings before income tax				$84,254
Income tax expense				19,120
Consolidated net earnings				$65,134

Purchases of fixed assets	9,042	6,097	414	15,553

Consolidated revenue reconciliation:

Total segment revenue of $1,462,915 plus unallocated revenue of $183 equals consolidated revenue of $1,463,098.

Reconciliation of purchases of fixed assets:

Total purchases of fixed assets of $15,553 plus unallocated purchases of $1,221 equals $16,774.

	Real Estate		Investment
	Services	Engineering	Management	Total
Three months ended September 30, 2024
Revenues	$734,932	$316,624	$127,405	$1,178,961
Cost of revenue	502,847	164,112	45,070	712,029
Indirect operating costs	167,982	112,692	29,740	310,414
Equity earnings from non-consolidated investments	641	-	3,367	4,008
Adjusted EBITDA	64,744	39,820	55,962	$160,526
Corporate
Revenue				98
Cost of revenue				15
Indirect operating costs				5,973
Unallocated Adjusted EBITDA				(5,890)
Deduct:
Depreciation and amortization				56,073
Acquisition related costs				(20,931)
Stock based compensation				6,813
Restructuring, optimization and integration				5,087
Equity earnings from non-consolidated investments				4,008
Gains attributable to MSRs				(6,151)
Consolidated operating earnings				$109,737
Interest expense, net				23,350
Equity earnings from non-consolidated investments				(4,008)
Other income				(113)
Consolidated earnings before income tax				$90,508
Income tax expense				21,131
Consolidated net earnings				$69,377

Purchases of fixed assets	11,073	3,419	1,095	15,587

Consolidated revenue reconciliation:

Total segment revenue of $1,178,961 plus unallocated revenue of $98 equals consolidated revenue of $1,179,059.

Reconciliation of purchases of fixed assets:

Total purchases of fixed assets of $15,587 plus unallocated purchases of $571 equals $16,158.

	Real Estate		Investment
	Services	Engineering	Management	Total
Nine months ended September 30, 2025
Revenues	$2,260,926	$1,301,913	$388,624	$3,951,463
Cost of revenue	1,473,548	743,871	157,433	2,374,852
Indirect operating costs	574,832	434,117	80,118	1,089,067
Equity earnings from non-consolidated investments	1,590	-	7,596	9,186
Adjusted EBITDA	214,136	123,925	158,669	$496,730
Corporate
Revenue				454
Cost of revenue				163
Indirect operating costs				9,653
Unallocated Adjusted EBITDA				(9,362)
Deduct:
Depreciation and amortization				189,493
Acquisition related costs				24,290
Loss on disposal of operations				406
Stock based compensation				34,062
Restructuring, optimization and integration				21,226
Equity earnings from non-consolidated investments				9,186
Gains attributable to MSRs				(26,766)
Consolidated operating earnings				$235,471
Interest expense, net				60,763
Equity earnings from non-consolidated investments				(9,186)
Other income				(3,205)
Consolidated earnings before income tax				$187,099
Income tax expense				49,076
Consolidated net earnings				$138,023

Purchases of fixed assets	27,057	15,766	1,738	44,561

Consolidated revenue reconciliation:

Total segment revenue of $3,951,463 plus unallocated revenue of $454 equals consolidated revenue of $3,951,917.

Reconciliation of purchases of fixed assets:

Total purchases of fixed assets of $44,561 plus unallocated purchases of $3,295 equals $47,856.

	Real Estate		Investment
	Services	Engineering	Management	Total
Nine months ended September 30, 2024
Revenues	$2,128,082	$816,023	$375,977	$3,320,082
Cost of revenue	1,413,410	460,911	130,997	2,005,318
Indirect operating costs	519,210	283,298	89,144	891,652
Equity earnings from non-consolidated investments	1,774	-	3,465	5,239
Adjusted EBITDA	197,236	71,814	159,301	$428,351
Corporate
Revenue				325
Cost of revenue				33
Indirect operating costs				9,688
Unallocated Adjusted EBITDA				(9,396)
Deduct:
Depreciation and amortization				156,426
Acquisition related costs				(34,212)
Stock based compensation				20,947
Restructuring, optimization and integration				13,920
Equity earnings from non-consolidated investments				5,240
Gains attributable to MSRs				(11,178)
Consolidated operating earnings				$267,812
Interest expense, net				62,598
Equity earnings from non-consolidated investments				(5,240)
Other income				(464)
Consolidated earnings before income tax				$210,918
Income tax expense				55,478
Consolidated net earnings				$155,440

Purchases of fixed assets	31,714	8,699	2,578	42,991

Consolidated revenue reconciliation:

Total segment revenue of $3,320,082 plus unallocated revenue of $325 equals consolidated revenue of $3,320,407.

Reconciliation of purchases of fixed assets:

Total purchases of fixed assets of $42,991 plus unallocated purchases of $2,520 equals $45,511.

GEOGRAPHIC INFORMATION

Revenues in each geographic region are reported by customer locations except for Investment Management where revenues are reported by the location of the fund management.

	Three months ended		Nine months ended
	September 30		September 30
	2025	2024	2025	2024
United States
Revenues	$742,034	$644,446	$2,073,959	$1,858,496
Total long-lived assets			2,274,930	2,237,180

Canada
Revenues	$275,942	$159,053	$664,707	$385,331
Total long-lived assets			675,986	646,088

Euro currency countries
Revenues	$118,477	$92,273	$315,626	$272,220
Total long-lived assets			383,844	369,445

Australia
Revenues	$87,409	$71,340	$231,276	$194,102
Total long-lived assets			145,164	111,578

United Kingdom
Revenues	$91,938	$76,067	$238,668	$209,456
Total long-lived assets			741,402	512,366

Poland
Revenues	$38,523	$27,845	$105,846	$63,143
Total long-lived assets			11,512	3,285

China
Revenues	$16,092	$19,900	$48,300	$59,162
Total long-lived assets			9,809	6,373

India
Revenues	$17,211	$18,211	$54,139	$51,939
Total long-lived assets			45,438	46,904

Other
Revenues	$75,472	$69,924	$219,396	$226,558
Total long-lived assets			231,224	233,308

Consolidated
Revenues	$1,463,098	$1,179,059	$3,951,917	$3,320,407
Total long-lived assets			4,519,309	4,166,527

COLLIERS INTERNATIONAL GROUP INC.

Management's Discussion & Analysis

Third Quarter | September 30, 2025

Accelerating success.

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the nine months ended September 30, 2025

(in US dollars)

November 10, 2025

The following management’s discussion and analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes of Colliers International Group Inc. (“we”, “us”, “our”, the “Company” or “Colliers”) for the three and nine months ended September 30, 2025, and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2024. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine months ended September 30, 2025, and up to and including November 10, 2025.

Additional information about the Company can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

This MD&A includes references to “internal revenue growth rate”, “Adjusted EBITDA”, “local currency revenue and Adjusted EBITDA growth rate”, “Adjusted EPS”, assets under management (“AUM”) and fee paying assets under management (“FPAUM”), which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”. The Company rounds numbers in the tables to thousands of US dollars, except per share amounts. Accordingly, some totals may not sum exactly to the corresponding amounts.

Consolidated review

Our consolidated revenues for the three months ended September 30, 2025 were $1.46 billion, an increase of 24% versus the prior year quarter (23% in local currency) with growth in all segments, led by Engineering segment. GAAP diluted net earnings per share were $0.82 as compared to $0.73 in the prior year quarter. Both the current and prior year quarters were favourably impacted by a reversal of contingent acquisition consideration expense related to an acquisition. Adjusted earnings per share (see “Reconciliation of non-GAAP financial measures” below) were $1.64 relative to $1.32 in the prior year quarter. The increase was primarily attributable to higher revenues. GAAP diluted net earnings per share and adjusted earnings per share for the three months ended September 30, 2025 were not significantly impacted by changes in foreign exchange rates.

In March 2025, the Company acquired Ethos Urban Pty Ltd., a 160-person urban planning and design advisory firm in Australia.

In May 2025, the Company acquired Terra Consulting Group, a 70-person specialty telecommunications infrastructure engineering firm, Higher Ground Consulting, a 65-person engineering consulting firm and Herold Engineering Limited, a 75-person engineering consulting firm, both in Canada.

In June 2025, the Company completed the acquisition of Triovest Inc., a provider of asset management, property management and advisory services in Canada.

In July 2025, the Company acquired Cambium Inc., a 235-person multi-service engineering firm in Canada.

In July 2025, the Company acquired a controlling interest in Astris Infrastructure, LLC, a global investment banking firm specializing in infrastructure and energy transition.

In July 2025, the Company acquired a controlling interest in RoundShield Partners LLP, a European credit investment management firm with $5.4 billion in AUM.

In July 2025, the Company announced the rebranding of its Investment Management division to Harrison Street Asset Management (“HSAM”). The Company also expanded HSAM’s leadership team, appointing co-founder Christopher Merrill as Global CEO, along with Zach Michaud and Stephen Gordon as Managing Partners & Global CFO and COO, respectively.

In July 2025, the Company sold its operations in Brazil. The purchaser concurrently entered into an agreement to use the Colliers brand in Brazil going forward.

In September 2025, the Company acquired LRL Associates Ltd., a 50-person multi-service engineering firm in Canada.

In November 2025, the Company acquired Greenhill Engineers Pty Ltd, a 65-person urban development consultancy based in Australia.

Results of operations – three months ended September 30, 2025

For the three months ended September 30, 2025, revenues were $1.46 billion, up 24% relative to the prior year quarter (23% in local currency) led by acquisitions and internal growth in Engineering and Real Estate Services. Acquisitions contributed 10% to local currency revenue growth and internally generated revenues were up 13%.

The GAAP operating earnings for the third quarter were $104.7 million versus $109.7 million in the prior year quarter. The operating earnings margin was 7.2% as compared to 9.3% in the prior year quarter. The decline in margin was attributable to (i) higher intangible asset amortization expense related to recent acquisitions as well as (ii) reversal of contingent acquisition consideration expense in the prior year quarter, partly offset by higher revenues from both internal growth and acquisitions. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) of $191.1 million was up 24% versus $154.6 million in the prior year quarter, on higher revenues and the favourable impact of acquisitions. The Adjusted EBITDA margin was 13.1% in the quarter, flat relative to the prior year quarter with the favourable impact of higher transactional revenues offset by investments in Investment Management to integrate operations under the HSAM brand.

Depreciation expense was $19.6 million relative to $17.8 million in the prior year quarter with the increase attributable to technology investments and the impact of recent business acquisitions.

Amortization expense was $44.8 million, versus $38.2 million recorded in the prior year quarter, primarily driven by recent acquisitions.

Net interest expense was $22.7 million, versus $23.4 million recorded in the prior year quarter. The decrease in the interest expense was attributable to lower floating reference rates in our Revolving Credit Facility. The average interest rate on debt during the period was 4.2%, relative to 4.8% in the prior year quarter.

Consolidated income tax expense for the quarter was $19.1 million, relative to $21.1 million in the prior year quarter. The current quarter’s effective tax rate of 22.7% versus 23.3% in the prior year quarter. Both the current and prior year quarter’s tax rates were reduced by a reversal of contingent acquisition consideration expense.

Net earnings for the quarter were $65.1 million versus $69.4 million in the prior year quarter.

Real Estate Services revenues totalled $838.6 million, up 14% (up 13% in local currency) versus the prior year quarter. Capital Markets revenues were up 21% (21% in local currency) with robust growth across all geographies and asset classes. Leasing generated solid growth in the quarter with revenues up 15% (14% in local currency) driven by industrial, office and specialty assets including data centres. Outsourcing revenues were up 9% (8% in local currency) with growth across all services, led by valuation and advisory. Adjusted EBITDA was $88.0 million, up 36% (36% in local currency) driven by operating leverage, partly offset by continued investments to strengthen geographic and asset class capabilities to better serve clients.

Engineering revenues totalled $488.1 million, up 54% (53% in local currency) compared to the prior year quarter driven by the favourable impact of recent acquisitions and strong internal growth, especially in infrastructure and transportation end markets. Adjusted EBITDA was $53.6 million, up 35% (35% in local currency) over the prior year quarter, with the net margin down slightly due to service mix.

Investment Management revenues were $136.3 million, up 7% (6% in local currency) relative to the prior year quarter. Excluding pass-through performance fees, revenues were $126.6 million, up 6% (5% in local currency) driven by the favourable impact of an acquisition and higher fee-paying assets under management. Adjusted EBITDA was $53.6 million, down 4% (down 5% in local currency) compared to the prior year quarter, attributable to investments in unifying the platform and integrating certain functions to leverage their scale and capabilities. AUM was $108.3 billion as of September 30, 2025, up 5% from June 30, 2025, and up 10% from December 31, 2024. FPAUM was $54.4 billion as of September 30, 2025, up 6% from June 30, 2025, and up 9% from December 31, 2024.

Unallocated global corporate costs as reported in Adjusted EBITDA were $4.1 million relative to $5.9 million in the prior year quarter.

Results of operations – nine months ended September 30, 2025

For the nine months ended September 30, 2025, revenues were $3.95 billion, up 19% relative to the prior year period (19% in local currency) led by acquisition and internal growth in Engineering. Acquisitions contributed 12% to local currency revenue growth and internally generated revenues were up 7%.

The GAAP operating earnings for the nine months ended September 30, 2025 were $235.5 million versus $267.8 million in the prior year period. The operating earnings margin was 6.0% as compared to 8.1% in the prior year period, primarily attributable to a reversal of contingent acquisition consideration expense in the prior year period and higher intangible asset amortization expense related to recent acquisitions. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) of $487.4 million was up 16% versus $419.0 million reported in the prior year period, on higher revenues, particularly Capital Markets, and the favourable impact of acquisitions. The Adjusted EBITDA margin was 12.3% relative to 12.6% in the prior year period with the decrease attributable to service mix and continued investments in Investment Management.

Depreciation expense was $57.0 million relative to $48.7 million in the prior year period with the increase attributable to technology investments and the impact of recent business acquisitions.

Amortization expense was $132.5 million, versus $107.7 million recorded in the prior year period, primarily driven by recent acquisitions.

Net interest expense was $60.8 million, versus $62.6 million recorded in the prior year period. The average interest rate on debt during the period was 4.3%, relative to 4.8% in the prior year period.

Consolidated income tax expense was $49.1 million, relative to $55.5 million in the prior year period. The current quarter’s effective tax rate was 26.2% versus 26.3% in the prior year period.

Net earnings were $138.0 million versus $155.4 million in the prior year period.

Real Estate Services revenues totalled $2.26 billion, up 6% (up 6% in local currency) versus the prior year period. Capital Markets revenues accelerated year to date and were up 16% (16% in local currency) with solid growth across all asset classes and geographies. Leasing revenues were up 1% (1% in local currency) against a strong prior year comparative in certain specialty asset classes. Outsourcing revenues were up 5% (6% in local currency), primarily led by higher valuation and advisory activity. Adjusted EBITDA was $214.1 million, up 9% (9% in local currency) on operating leverage from service mix.

Engineering revenues totalled $1.30 billion, up 60% (59% in local currency) compared to the prior year period driven by the favourable impact of recent acquisitions and strong internal growth. Adjusted EBITDA was $123.9 million, up 73% (73% in local currency) over the prior year period.

Investment Management revenues were $388.6 million, up 3% (3% in local currency) relative to the prior year period. Revenues excluding pass-through performance fees were down 1% (1% in local currency), attributable to the catch-up fees earned in the prior year to date period that did not recur in the current period. Adjusted EBITDA was $158.7 million, flat (down 1% in local currency) compared to the prior year period.

Unallocated global corporate costs as reported in Adjusted EBITDA were $9.4 million, flat relative to the prior year period.

Summary of quarterly results

The following table sets forth our quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Summary of quarterly results - years ended December 31, 2025, 2024 and 2023

(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2025
Revenues	$1,141,170	$1,347,649	$1,463,098
Operating earnings	31,604	99,183	104,684
Net earnings	8,918	63,971	65,134
Basic net earnings (loss) per common share	(0.08)	0.08	0.83
Diluted net earnings (loss) per common share	(0.08)	0.08	0.82

Year ended December 31, 2024
Revenues	$1,001,980	$1,139,368	$1,179,059	$1,501,617
Operating earnings	43,327	114,748	109,737	121,400
Net earnings	14,136	71,927	69,377	81,496
Basic net earnings per common share	0.26	0.73	0.74	1.49
Diluted net earnings per common share	0.26	0.73	0.73	1.47

Year ended December 31, 2023
Revenues	$965,903	$1,078,038	$1,056,032	$1,235,168
Operating earnings	22,144	75,262	70,899	132,630
Net earnings (loss)	(907)	35,001	29,376	81,221
Basic net earnings (loss) per common share	(0.47)	(0.15)	0.53	1.42
Diluted net earnings (loss) per common share	(0.47)	(0.16)	0.53	1.42

Other data [1]
Adjusted EBITDA - 2025	$116,044	$180,209	$191,115
Adjusted EBITDA - 2024	108,695	155,626	154,636	$225,290
Adjusted EBITDA - 2023	104,623	147,080	144,912	198,378
Adjusted EPS - 2025	0.87	1.72	1.64
Adjusted EPS - 2024	0.77	1.36	1.32	2.26
Adjusted EPS - 2023	0.86	1.31	1.19	2.00

1 See "Reconciliation of non-GAAP financial measures"

Seasonality and quarterly fluctuations

The Company historically generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on Capital Markets transactions. Revenues and earnings during the balance of the year are relatively even. Capital Markets operations comprised 16% of consolidated annual revenues for 2024. Variations can be caused by business acquisitions which alter the consolidated service mix.

Outlook for 2025

The Company is maintaining its outlook for 2025. On a consolidated basis, low-teens percentage revenue growth, mid-teens Adjusted EBITDA growth and mid to high-teens Adjusted EPS growth are expected for the full year. The outlook reflects expectations of continuing lower global trade uncertainty and lower interest rate volatility for the fourth quarter.

The financial outlook is based on the Company’s best available information as of the date of this MD&A, and remains subject to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. The outlook does not include future acquisitions.

Liquidity and capital resources

Net cash provided by operating activities for the nine months ended September 30, 2025 was $73.4 million, versus $110.7 million in the prior year period, with the decrease primarily attributable to the timing of working capital usage. We believe that cash from operations and other existing resources, including our $2.25 billion multi-currency Revolving Credit Facility (“Revolving Credit Facility”), will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2025, capital expenditures were $47.9 million (nine months ended September 30, 2024 - $45.5 million). Capital expenditures for the year ending December 31, 2025 are expected to be between $100-$110 million and expected to be funded by (i) cash on hand and (ii) landlord inducements, in the case of certain office leases.

Net indebtedness is considered a supplementary financial measure and as of September 30, 2025 was $1.63 billion ($1.33 billion as of December 31, 2024). Net indebtedness is calculated as the current and non-current portion of long-term debt (excluding warehouse credit facilities, in accordance with our debt agreements) less cash and cash equivalents. As of September 30, 2025, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA, as defined in our debt agreements, was 2.3x (2.0x as of December 31, 2024), relative to a maximum of 3.5x permitted under our debt agreements. We were in compliance with the covenants contained in our debt agreements as of September 30, 2025 and, based on our outlook for 2025, we expect to remain in compliance with these covenants.

The Company’s Revolving Credit Facility is sustainability-linked and includes pricing adjustments tied to achievements of performance targets over time aligned with Colliers’ Elevate the Built Environment framework available on corporate.colliers.com. These targets include: (i) reducing greenhouse gas emissions consistent with the Science-Based Targets initiative; (ii) increasing female representation in management roles and (iii) ensuring Colliers-occupied offices obtain the WELL Health-Safety certification. The Company met targets (i) and (iii) for 2024 and achieved a three basis point reduction in the borrowing cost on the Revolving Credit Facility. As of September 30, 2025, the Company had $953.2 million of unused credit under the Revolving Credit Facility.

Colliers Mortgage utilizes warehouse credit facilities for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase. The warehouse credit facilities are excluded from the financial leverage calculations under our debt agreements.

The Company’s accounts receivable facility (the “AR Facility”) (which includes selected US and Canadian trade accounts receivable) with two third-party financial institutions has committed availability of $200 million for a term extending to June 2026. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The AR Facility results in a decrease to our borrowing costs. As of September 30, 2025, the Company’s AR Facility was fully drawn.

During the nine months ended September 30, 2025, the Company acquired real estate assets in the US in relation to seeding new funds, which were subsequently transferred to the respective Investment Management fund. In addition, the Company transferred two real estate asset portfolios in Europe and one real estate asset portfolio in the US which were held at December 31, 2024 to their respective Investment Management funds. The Company recorded the corresponding assets and liabilities on the consolidated balance sheet (see note 6 in our consolidated financial statements). We expect to enter into similar transactions from time to time to facilitate the formation of new Investment Management funds.

The Company pays semi-annual dividends in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. On May 13, 2025, the Company’s Board of Directors declared a semi-annual dividend of $0.15 per share to shareholders of record on June 30, 2025, paid on July 14, 2025. Total common share dividends paid by the Company during the nine months ended September 30, 2025 were $15.2 million (September 30, 2024 - $14.7 million).

During the nine months ended September 30, 2025, the Company invested cash in acquisitions as follows: $228.4 million in acquisition of new businesses, $48.3 million in purchases of redeemable non-controlling interest and $30.5 million in contingent consideration payments. All acquisitions during the period were funded from borrowings on the Revolving Credit Facility and cash on hand (see note 4 in our consolidated financial statements). The Company expects to fund future acquisitions with borrowings on the Revolving Credit Facility and cash on hand.

Unless it contains an element of compensation, contingent consideration in relation to acquisitions is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2025 was $12.2 million (December 31, 2024 - $36.7 million). Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the consolidated balance sheet for the compensatory element of contingent consideration arrangements as at September 30, 2025 was $37.0 million (December 31, 2024 - $44.3 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the relevant contingency periods. As at September 30, 2025, the Company expects to make earnout payments in the range of $100.1 million to $311.0 million through August 2030, relative to a contractual maximum of $411.0 million (December 31, 2024 - $345.3 million).

The following table summarizes our contractual obligations as at September 30, 2025:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$1,825,989	$3,225	$247,541	$1,279,315	$295,908
Interest on long-term debt (1)	55,707	12,544	22,767	13,525	6,871
Finance lease obligations	14,509	4,669	8,494	1,346	-
Contingent acquisition consideration(2)	12,240	3,322	3,454	5,338	126
Operating leases obligations	781,978	124,337	214,773	157,806	285,062
Purchase commitments	67,691	22,804	35,741	3,393	5,753
Mortgage warehouse credit facilities	177,456	177,456	-	-	-
Liabilities related to warehouse
fund assets	92,763	92,763	-	-	-
Co-investment commitments	26,578	26,578	-	-	-
Total contractual obligations	$3,054,911	$467,698	$532,770	$1,460,723	$593,720

(1)	Figures do not include interest payments for borrowings under the Revolving Credit Facility. Assuming the Revolving Credit Facility is held until maturity, using current interest rate, we estimate that we will make $321.5 million of interest payments, $77.2 million of which will be made in the next 12 months.
(2)	Estimated fair value as at September 30, 2025.

As at September 30, 2025, we had commercial commitments totaling $17.6 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 25% to 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $1.08 billion as of September 30, 2025 (December 31, 2024 - $958.6 million). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2025, the RNCI recorded on the balance sheet was $1.28 billion (December 31, 2024 - $1.15 billion). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified six critical accounting estimates, which are discussed below.

1.	Revenue recognition. We earn revenues from Leasing and Capital Markets brokerage transaction commissions, advisory fees, debt finance fees, property management fees, project management fees, engineering and design fees, loan servicing fees and investment management fees (including carried interest). Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue and whether revenue should be reported on a gross basis or net basis. Changes in judgments could result in a change in the period in which revenues are reported, or in the amounts of revenue and cost of revenue reported.

2.	Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have three reporting units, consistent with our three operating segments. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that would suggest a potential decrease in fair value, the determination of fair value is calculated with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value (see note 2 in our consolidated financial statements).

3.	Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships or forecasted committed capital and assets under management related to asset management contracts, different amounts of intangible assets and related amortization could be reported.

4.	Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of Adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

5.	Mortgage servicing rights (“MSRs”). MSRs, or the rights to service mortgage loans for others, result from the sale or securitization of loans originated by the Company and are recognized as intangible assets on the consolidated balance sheet. The Company initially recognizes MSRs based on the fair value of these rights on the date the loans are sold. Subsequent to initial recognition, MSRs are amortized and carried at the lower of amortized cost or fair value. They are amortized in proportion to and over the estimated period that net servicing income is expected to be received based on projections and timing of estimated future net cash flows.

6.	Allowance for credit loss reserves. Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the Fannie Mae Delegated Underwriting and Servicing (“DUS”) Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of September 30, 2025, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $6.7 billion. As at September 30, 2025, the loss reserve was $10.1 million (December 31, 2024 - $13.6 million) and was included within Other liabilities on the consolidated balance sheet.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to certain financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring, optimization and integration costs and (ix) stock-based compensation expense, including related to the CEO’s performance-based long-term incentive plan (“LTIP”). We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance of the consolidated Company under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2025	2024	2025	2024

Net earnings	$65,134	$69,377	$138,023	$155,440
Income tax	19,120	21,131	49,076	55,478
Other income, including equity earnings from non-consolidated investments	(2,270)	(4,121)	(12,391)	(5,704)
Interest expense, net	22,700	23,350	60,763	62,598
Operating earnings	104,684	109,737	235,471	267,812
Loss on disposal of operations	406	-	406	-
Depreciation and amortization	64,405	56,073	189,493	156,426
Gains attributable to MSRs	(12,272)	(6,151)	(26,766)	(11,178)
Equity earnings from non-consolidated investments	2,134	4,008	9,186	5,240
Acquisition-related items	(1,150)	(20,931)	24,290	(34,212)
Restructuring, optimization and integration costs	14,651	5,087	21,226	13,920
Stock-based compensation expense	18,257	6,813	34,062	20,947
Adjusted EBITDA	$191,115	$154,636	$487,368	$418,955

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring, optimization and integration costs and (vii) stock-based compensation expense, including related to the CEO’s LTIP. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2025	2024	2025	2024

Net earnings	$65,134	$69,377	$138,023	$155,440
Non-controlling interest share of earnings	(14,526)	(14,929)	(36,493)	(35,074)
Loss on disposal of operations	406	-	406	-
Amortization of intangible assets	44,773	38,226	132,511	107,697
Gains attributable to MSRs	(12,272)	(6,151)	(26,766)	(11,178)
Acquisition-related items	(1,150)	(20,931)	24,290	(34,212)
Restructuring, optimization and integration costs	14,651	5,087	21,226	13,920
Stock-based compensation expense	18,257	6,813	34,062	20,947
Income tax on adjustments	(19,931)	(5,383)	(45,623)	(26,116)
Non-controlling interest on adjustments	(10,829)	(5,060)	(25,463)	(18,331)
Adjusted net earnings	$84,513	$67,049	$216,173	$173,093

	Three months ended		Nine months ended
	September 30		September 30
(in US$)	2025	2024	2025	2024

Diluted net earnings per common share	$0.82	$0.73	$0.82	$1.73
Non-controlling interest redemption increment	0.16	0.34	1.17	0.68
Gain on disposal of operations, net of tax	(0.03)	-	(0.03)	-
Amortization expense, net of tax	0.54	0.59	1.63	1.48
Gains attributable to MSRs, net of tax	(0.14)	(0.07)	(0.30)	(0.13)
Acquisition-related items, net of tax	(0.15)	(0.45)	0.18	(0.84)
Restructuring, optimization and integration costs, net of tax	0.17	0.08	0.27	0.21
Stock-based compensation expense, net of tax	0.27	0.10	0.50	0.33
Adjusted EPS	$1.64	$1.32	$4.24	$3.46

Diluted weighted average shares for Adjusted EPS (thousands)	51,404	50,797	50,998	50,054

We believe that the presentation of Adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Internal growth, presented as percentage revenue variance, is calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Recently issued accounting guidance, not yet adopted

Improvements to Income Tax Disclosures

In December 2023, FASB issued ASU No. 2023-09 Improvements to Income Tax Disclosures. The amendments in this update encourage transparency in income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disclosures. The amendments are effective for annual periods beginning after December 15, 2024 with early adoption permitted. The Company is currently assessing the impacts of this ASU on its annual tax disclosures.

Reporting Comprehensive Income – Expense Disaggregation Disclosures

In November 2024, FASB issued ASU No. 2024-03 Expense Disaggregation Disclosures which requires disaggregated disclosure of income statement expenses. The ASU does not require changes to the expense captions an entity presents on the face of the income statement, rather, it requires disaggregation of certain expense captions within the footnotes to the financial statements. This ASU is effective for annual periods beginning after December 15, 2026 with early adoption permitted. The Company is currently assessing the impacts of this ASU on its disclosures.

Improvements to the Accounting for Internal-Use Software

In September 2025, FASB issued ASU No. 2025-06 Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this update accommodates changes to software development approaches by removing reference to development stages and requiring the capitalization of software costs when both (i) management has authorized and committed funding a software project, and (ii) when it is probable that the project will be completed and used to perform the function intended. The improvements will provide for greater consistency in capitalization of development costs as they relate to internal-use software. The amendments are effective for annual periods beginning after December 15, 2027, with early adoption permitted at the beginning of an annual reporting period. The Company is currently assessing the impacts of this ASU on its financial statements.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes.

In 2022 and 2023, the Company entered into interest rate swap agreements (the “existing swaps”) to convert SOFR floating interest rates to fixed rates to hedge $600.0 million US dollar borrowings under the Revolving Credit Facility at fixed interest rates ranging from 2.802% and 4.000% with a maturity date of May 2027. In 2025, the Company entered into swap agreements (the “new swaps”) to hedge an additional $600.0 million of US dollar borrowings under the Revolving Credit Facility, effective May 2027 with fixed interest rates ranging from 3.446% to 3.480% and a maturity date of November 2029. Both the existing and new swaps are measured at fair value on the consolidated balance sheet. Gains or losses on the existing and new swaps which are determined to be effective as hedges, are reported in other comprehensive income.

Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Transactions with related parties

As at September 30, 2025, the Company had $3.0 million of loans receivable from shareholders of subsidiaries (December 31, 2024 - $2.1 million). The majority of the loans receivable represent amounts to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 6.0%. These loans are due on demand or mature on various dates up to 2030 but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 49,615,627 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 2,950,780 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan. On May 7, 2025, the Company announced a normal course issuer bid (“NCIB”) effective from May 9, 2025 to May 8, 2026. The Company is entitled to repurchase up to 4,300,000 Subordinate Voting Shares on the open market pursuant to the NCIB.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at September 30, 2025. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at September 30, 2025.

Changes in internal control over financial reporting

During the three months ended September 30, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

There are no legal proceedings to which Colliers is a party to, or in respect of which, any of the property of Colliers is the subject of, which is or was material to Colliers during 2025, and Colliers is not aware of any such legal proceedings that are contemplated. In the normal course of operations, Colliers is subject to routine immaterial claims and litigation incidental to its business. Litigation currently pending or threatened against Colliers includes disputes with former employees and commercial liability claims related to services provided by Colliers. Colliers believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to rising interest rates, commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Rising inflation and its impact on compensation costs, hiring and retention of talent, and the Company’s ability to recover costs from our clients.
•	Political conditions, including political instability, any outbreak or escalation of hostilities, elections, referenda, trade policy changes, immigration policy changes and terrorism and the impact thereof on our business.
•	Commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for transactions.
•	The effect of significant movements in average capitalization rates across different property types.
•	A change in or loss of our relationship with US government agencies.
•	Defaults by borrowers on loans originated under the Fannie Mae DUS Program.
•	A reduction by clients in their reliance on outsourcing for their commercial real estate needs.
•	Competition in the markets served by the Company.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A decline in our ability to fundraise in our Investment Management operations, or an increase in redemptions from our perpetual funds and separately managed accounts.
•	A decline in our ability to attract, recruit and retain talent.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	The effect of increases in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses.
•	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Disruptions, cyber attacks or security failures in our information technology systems, and our ability to recover from such incidents.
•	The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Changes in climate and environment-related policies that directly impact our businesses.
•	Changes in government laws and policies at the federal, state/provincial or local level that directly impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.